UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                   FORM U-9C-3



                      QUARTERLY REPORT PURSUANT TO RULE 58

                For the Quarterly Period Ended September 30, 1998





                               ENTERGY CORPORATION
                            (a Delaware corporation)
                                639 Loyola Avenue
                          New Orleans, Louisiana 70113
                            Telephone (504) 529-5262
       __________________________________________________________________
 (Name of registered holding company and address of principal executive offices)


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ITEM 1 - ORGANIZATION CHART

 Name of   Energy or                                Percentage
reporting  gas related    Date of       State of    of voting
 company   company      organization  organization  securities   Nature of
                                                      held       business
__________________________________________________________________________

Entergy    Energy      May 17, 1995     Delaware     a 100%        Energy
Power      related                                   owned       marketing and
Marketing  business                               subsidiary     brokering.
Corp.                                             of Entergy     See below for
(EPMC)                                           Corporation     description
                                                                 of activities
                                                                 during the
                                                                 reporting
                                                                 period.

Entergy    Energy      Nov 3, 1997    Delaware     a 100%        Miscellaneous
Business   related                                  owned       energy related
Solutions  business                               subsidiary     services.
 Inc.                                             of Entergy     See below for
(EBSI) *                                         Corporation     description
(f/k/a                                                           of activities
Entergy                                                          during the
Holdings,                                                        reporting
Inc.)                                                            period.


EPMC Activities

      During the quarterly period ended September 30, 1998, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EBSI Activities

      EBSI is still in the formative stage of its business, and has generated immaterial revenues from energy management services as of the end of the quarterly period ended September 30, 1998.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company   Type of   Principal   Issue    Cost   Person to  Collateral Consider
issuing   security  amount of    or        of      whom     given with  -ation
security   issued   security   renewal  capital  security    security  rec for
                                                was issued               each
                                                                      security
_______________________________________________________________________________

  None      N/A        N/A       N/A      N/A      N/A         N/A        N/A


Company contributing   Company receiving      Amount of capital
      capital               capital             contribution
____________________   _________________      _________________

        None                  N/A                    N/A

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ITEM 3 - ASSOCIATE TRANSACTIONS

 Part I - Transactions Performed by Reporting Companies on Behalf of Associated
                                    Companies

Reporting   Associate
 company    company    Types of  Direct   Indirect            Total
rendering   receiving  services   costs    costs    Cost of   amount
services    services   rendered  charged  charged   capital   billed
____________________________________________________________________
  None      None       N/A       -0-        -0-       N/A     -0-


 Part II-Transactions Performed by Associated Companies on Behalf of Reporting
                                    Companies

 Associate   Reporting
  company     company   Types of    Direct        Indirect   Cost    Total
 rendering   receiving  services    costs         costs      of      amount
  services    services  rendered    charged       charged   capital  billed
_______________________________________________________________________________
  Entergy       EPMC    Profess-    $ 3,047,143  $  -0-     N/A     $3,047,143*
Enterprises,            ional
 Inc.(EEI)              services
                        and back
                        office
                        support

    EEI         EBSI    Same as     $   506,440  $  -0-     N/A    $   506,440*
                        above.



*Includes Entergy Services, Inc. costs of $297,082 and $425,882 for services rendered indirectly through EEI to EPMC and EBSI, respectively.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of $17,022,686,000 Line 1 September 30, 1998
  Total capitalization multiplied by 15%         2,553,402,900   Line 2
(line 1 multiplied by 0.15)
  Greater of $50 million or line 2               2,553,402,900   Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)           247,500,000
   Energy related technical and similar              5,050,000
services (EBSI)                                _______________
      Total current aggregate investment*          252,550,000   Line 4
                                               _______________
Difference between the greater of $50 million
or 15% of capitalization and the total
aggregate investment of the registered          $2,300,852,900   Line 5
holding company system (line 3 less line 4)     ==============


*Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

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ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment
_______________________________________________________________
Energy            $2,500,000*      $2,500,000*         N/A
marketing and
brokering
(EPMC)


     EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under
 Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

     Certificate of filing of Form U-9C-3 for the 2nd Quarter of 1998 with interested state commissions and municipal regulator.




                                    SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By: /s/ Steven C. McNeal
                                    _________________________
                                         Steven C. McNeal
                                   Vice President and Treasurer


Dated:  November 24, 1998


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